

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Eli Kay
Chief Financial Officer
Unique Logistics International, Inc.
154-09 146th Ave.
Jamaica, NY 11434

> **Re: Unique Logistics International, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2023**
> **Amendment No. 1 to Form 8-K filed May 5, 2023**
> **Response dated January 22, 2024**
> **File No. 000-50612**

Dear Eli Kay:

We have reviewed your January 22, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Form 10-K for Fiscal Year Ended May 31, 2023

Financial Statements
Notes to Consolidated Financial Statements
2. Acquisitions and Equity Method Investments, page F-16

1.   We note from your response to prior comment 2 that "ULHK is an entirely separate legal entity with an unrelated ownership structure." However, it remains unclear to us whether certain shareholders hold significant equity interest in both Unique Logistics International, Inc. ("the Registrant") and the ULHK entities that were acquired. Please provide us with a comprehensive analysis of common ownership interests in the Registrant and the ULHK entities held by significant shareholders, demonstrating and supporting your conclusion that the acquisition of the ULHK entities are not transactions between entities under common control. In this regard, please provide us with a tabular presentation depicting the

ownership structure and related ownership percentages of significant shareholders in the Registrant and each ULHK entity acquired on February 21, 2023, as identified on page F-16. The table should include the requested ownership percentages of significant shareholders before and after the "ULHK Entities Acquisition."

Amendment No. 1 to Form 8-K Filed on May 5, 2023

Item 9.01. Financial Statements and Exhibits

2. We have considered your response to prior comment 6. We defer our evaluation of your response relating to compliant audit reports and required financial statements of the ULHK entities until you can address those items in their entirety. Regarding your response included in the second bullet point, we note that reconciliations to U.S. GAAP appear required for the following entities: Shenzhen Unique Logistics International Limited, TGF Unique Limited and Unique Logistics International Co., Ltd (Taiwan). Please review the following exhibits: 99.5, 99.14, 99.7, 99.16, 99.25, 99.15, and clarify for us why reconciliations to U.S. GAAP are not provided, or provide the reconciliations as warranted.

   Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation